SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Amendment No. 3

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Alice Varisano

Chief Financial Officer

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

(631) 784-6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Howard S. Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle

Jericho, New York 11753

(516) 822-6505

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 23, 2008, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed on July 29, 2008 and Amendment No. 2 filed on August 7, 2008 (“Amendment No. 2”) (as previously so amended by such Amendment No. 1 and Amendment No. 2, the “Schedule 14D-9”), by Excel Technology, Inc., a Delaware corporation (“Excel”). The Schedule 14D-9 relates to the offer by Eagle Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a Delaware corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel, at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions specified in the Offer to Purchase dated July 23, 2008, and in the related Letter of Transmittal, which were annexed to and filed as Exhibits (A)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by GSI with the Securities and Exchange Commission on July 23, 2008.

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 14D-9. The information set forth in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following text thereto:

“On August 8, 2008, the Federal Trade Commission requested information relating to certain products of the Company and GSI. The Company intends to promptly respond to the Federal Trade Commission’s request.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By:/s/ Antoine Dominic

Name: Antoine Dominic

Title: President and Chief Executive Officer

Dated: August 8, 2008